Airspray

Alkmaar, July 9, 2003

Airspray obtains exclusive licensing rights for new dispenser technology

- **License of novel technology for lotion dispenser is exclusive and worldwide**
- **Lotion dispenser becomes Airspray's fourth product category**
- **Airspray will enter the market for lotion dispensers which is the largest in personal care**
- **Patent applications have been filed**
- **A partnership is formed for the development of possible other new dispenser technologies**

Airspray has obtained an exclusive and worldwide license of a new lotion dispenser technology, whereby Airspray gains access to a new market segment. Airspray has also entered into a partnership with the company, that has granted these license rights. Airspray will get access to possible future new dispenser technologies developed by the license provider. The market for lotion dispensers is the largest segment in the personal care industry.

The new lotion pump dispenser will be Airspray's fourth product category, next to the range of Dry Spray, Symbio and the wide range of foam pump dispensers.

Patents
Several patents covering the new technology have been applied for. Specific details regarding the technology and the name of Airspray's new license partner will be disclosed at a later date.

The lotion dispenser market
With an estimated market volume of around 1,3 billion units, the lotion dispenser market is the largest market segment in the personal care industry. With exclusion of the specialty two-chamber Symbio dispenser, Airspray is presently not active in this market segment. However, Airspray foresees excellent opportunities to market the new dispenser technology, since many of Airspray's over 400 customers are potential customers for this new dispenser concept.

The most important examples of lotion products are:
- Liquid hand soap
- Shower and bath gels
- Hair styling gels
- Facial moisturizers
- Skin cleanser
- Hand care products
- Sun care products

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New technology, few components

The key advantage of the new technology is that the dispenser exists of very few components, which has a positive impact on the cost price. The relative low cost price is very important, since the lotion dispenser market is very competitive. The new technology is presently in the pilot production stage. Airspray expects that the production of the new dispenser will be in place late 2004. The first consumer products are expected to be launched soon there after.

Airspray's worldwide marketing & sales organisation and its specific know-how regarding mass production and technical knowledge of assembly of dispensers, will contribute to the potential success of this new dispenser. The potential cost advantage and simplicity of manufacturing due to the low number of components, should make it possible to build up substantial sales volume.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 100 people.

Airspray is a 'technology-driven' enterprise. During its 20-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net


Dove
Dove

Airspray N.V.

Mr. Robert F. Brands, CEO

Mr. Jan van der Schaaff, CFO

Telephone: + 31 72 541 46 66

www.airspray.net

AIRSPRAY FOAMER TECHNOLOGY SELECTED FOR

UNILEVER'S NEW DOVE® ESSENTIAL NUTRIENTS ™ FACE CARE LINE

Alkmaar, The Netherlands, July 07, 2003 – Airspray NV has been selected by Unilever to produce the Airspray MiniFoamer for new Dove Essential Nutrient ™ Foaming Cleanser, one of an eight-item collection in the new Dove Essential Nutrients ™ line of cleansers and moisturizers formulated to replenish essential nutrients.

The Airspray MiniFoamer was customized for the new Dove Essential Nutrient ™ Foaming Cleanser with a custom 200ml bottle, nozzle, basecap, shield and overcap to fit into the overall Dove brand packaging look and identity. Sophisticated valve technology ensures reliability and ease-of-use -- the consumer immediately gets perfect, creamy foam quality with just one stroke of the pump. Even shaking the product before use does not affect the quality of the foam. Product is presently being rolled out in the United States.

ABOUT AIRSPRAY N.V.

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 100 people.

Airspray is a 'technology-driven' enterprise. During its 20-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

ABOUT DOVE

Dove, a $2.2 billion global brand, is manufactured by Unilever, one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002 and is the No. 1 personal wash brand in North America. One in every three households currently uses a Dove product, such as bar cleansers, body washes, facial cleansing cloths, anti-perspirants and deodorants. Dove recently launched its hair care line which has shown strong performance in North America and holds the No. 1 and No. 2 market positions in close to a dozen countries.

In the development of *Essential Nutrients*, the skin care experts at Dove focused attention on the use of essential nutrients (lipids) to help bring out the skin's natural glow. As a result, the face care collection cleanses and moisturizes skin while depositing essential nutrients naturally found in skin. The new Dove Essential Nutrients ™ Face Care line is aimed at capturing the No. 1 or No. 2 position in the daily face care category (in North America) in the next five years.

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Links:
www.dove.com
www.drugstore.com